Exhibit 99.1

EXECUTION VERSION

BELL CANADA

US$400,000,000 4.464% SERIES US-1 NOTES DUE 2048

UNDERWRITING AGREEMENT

September 11, 2018

BARCLAYS CAPITAL INC.

BMO CAPITAL MARKETS CORP.

CITIGROUP GLOBAL MARKETS INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH

 INCORPORATED

SCOTIA CAPITAL (USA) INC.

As Representatives of the several Underwriters

c/o BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York, New York 10019

c/o BMO CAPITAL MARKETS CORP.

3 Times Square

New York, New York 10036

c/o CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

c/o MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

One Bryant Park

New York, New York 10036

c/o SCOTIA CAPITAL (USA) INC.

250 Vesey Street

New York, New York 10281

Ladies and Gentlemen:

Bell Canada, a corporation formed under the federal laws of Canada (the “Company”), proposes to issue and sell to the several underwriters named in Schedule A (the “Underwriters”), acting severally and not jointly, the respective amounts set forth in such Schedule A of US$400,000,000 aggregate principal amount of the Company’s 4.464% Series US-1 Notes due 2048 (the “Notes”), to be guaranteed by BCE Inc. (the “Guarantor”) (the Notes, together with the guarantees (the “Guarantee”) of the Guarantor, the “Securities”). Barclays Capital Inc., BMO Capital Markets Corp., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc. have agreed to act as representatives of the several Underwriters (in such capacity, the “Representatives”) in connection with the offering and sale of the Securities.

The Securities will be issued pursuant to the indenture (the “Indenture”) dated as of September 12, 2016 between the Company and The Bank of New York Mellon as trustee (the “Trustee”) providing for the issuance of debt securities of the Company. The Notes are a further issuance of, will form a single series with and will be fully fungible with, the outstanding US$750,000,000 aggregate principal amount of 4.464% Series US-1 Notes due 2048 that were issued on March 29, 2018. The Securities will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”), pursuant to a letter of representations, to be dated on or before the Closing Date (as defined in Section 4 below), among the Company, the Trustee and the Depositary.

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Provinces”) a short form base shelf prospectus dated March 20, 2018 (together with the documents incorporated by reference therein filed with the Qualifying Authorities, the “Canadian Shelf Prospectus”) in the English and French languages relating to CDN$4,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of offering) of unsecured debt securities (collectively, the “Shelf Securities”) under the rules and procedures established in National Instrument 44-101 Short Form Prospectus Distribution and National Instrument 44-102 of the Canadian Securities Administrators (the “Shelf Procedures”). The term “Canadian Prospectus” shall mean the Canadian Preliminary Supplement (as defined below) until such time as the Canadian Final Supplement (as defined below) has been filed with the Qualifying Authorities, after which time “Canadian Prospectus” shall mean the Canadian Final Supplement.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-223660), as amended, relating to the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”) (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in such registration statement at the time it became effective, as amended at the time such registration statement became effective and including any post-effective amendment thereto, each in the form heretofore delivered or to be delivered to the Representatives, the “Registration Statement”). The term “U.S. Shelf Prospectus” shall mean the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement. The term “U.S. Prospectus” shall refer to the U.S. Preliminary Supplement (as defined below), until such time as a U.S. Final Supplement (as defined below) is thereafter (whether or not such prospectus is required to be filed pursuant to the rules and regulations of the Commission under the Securities Act (the “Securities Act Regulations”)) furnished to the Underwriters after the execution of this Agreement, after which time the term “U.S. Prospectus” shall refer to the U.S. Final Supplement.

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In addition, the Company (A) has prepared and filed (1) with the Qualifying Authorities a preliminary form of prospectus supplement dated September 11, 2018 relating to the Securities and including the Canadian Shelf Prospectus (the “Canadian Preliminary Supplement”) and (2) with the Commission, in accordance with General Instruction II.L. of Form F-10, a preliminary prospectus supplement dated September 11, 2018 consisting of the Canadian Preliminary Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the U.S. Shelf Prospectus (the “U.S. Preliminary Supplement”), and (B) will prepare and file, (1) with the Qualifying Authorities, pursuant to the Shelf Procedures, a final prospectus supplement relating to the Securities including the Canadian Shelf Prospectus (the “Canadian Final Supplement”), on or before the earlier of the date the Canadian Final Supplement is first sent or delivered to a purchaser or a prospective purchaser and two Business Days (the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in (i) the City of New York, (ii) Montreal, Canada, or (iii) Toronto, Canada) after the date hereof, and (2) with the Commission, in accordance with General Instruction II.L. of Form F-10, a final prospectus supplement consisting of the Canadian Final Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the U.S. Shelf Prospectus (the “U.S. Final Supplement”).

The U.S. Preliminary Supplement and the Canadian Preliminary Supplement are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Supplement and the Canadian Final Supplement are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Provinces prior to the Closing Date (as hereinafter defined), where such document is deemed to be incorporated by reference into the Canadian Prospectus from the date of this Agreement and prior to the expiry of the period of distribution of the Securities, is referred to herein collectively as the “Supplementary Material.”

For purposes of this Agreement, all references to the Registration Statement, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement, the U.S. Final Supplement, or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). For purposes of this Agreement, all references to the Canadian Shelf Prospectus, the Canadian Preliminary Supplement and the Canadian Final Supplement, the documents incorporated by reference in the Canadian Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “incorporated by reference” or “stated” (and other references of like import) in the Registration Statement, the Canadian Shelf Prospectus, the

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Canadian Preliminary Supplement, the Canadian Final Supplement, the Canadian Prospectus, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement, the U.S. Final Supplement and the U.S. Prospectus (collectively, the “Filed Documents”) shall be deemed to mean and include all such financial statements and schedules and other information filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the securities laws applicable in the Qualifying Provinces and incorporated by reference in or otherwise deemed to be included in any one or more of the Filed Documents, and all references in this Agreement to amendments or supplements (and other references of like import) to any one or more of the Filed Documents (including any Supplementary Material) shall be deemed to mean and include the filing of any document under the Exchange Act or the securities laws applicable in the Qualifying Provinces which is incorporated by reference or otherwise deemed to be included in any one or more of the Filed Documents.

The Company hereby confirms its agreements with the Underwriters as follows:

Section 1.    Representations and Warranties of the Company. The Company hereby represents, warrants and covenants to each Underwriter as of the date hereof, as of 2:00 p.m. (the “Initial Sale Time”) and as of the Closing Date, as follows:

(a)    Compliance with Registration Requirements. The Company is eligible to file a prospectus in the form of a short form shelf prospectus pursuant to the Shelf Procedures. The Canadian Shelf Prospectus has been filed with the Qualifying Authorities and receipts have been obtained from or on behalf of the Qualifying Authorities therefor. The Canadian Preliminary Supplement has been filed with the Qualifying Authorities and no order suspending the distribution of the Securities has been issued by any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by any of the Qualifying Authorities. The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has been declared effective by the Commission under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission.

The Canadian Preliminary Supplement when filed complied, and the Canadian Final Supplement when filed will comply in all material respects, with the securities laws applicable in the Qualifying Provinces, including the Shelf Procedures, as interpreted and applied by the Qualifying Authorities. The U.S. Preliminary Supplement when filed conformed, and the U.S. Final Supplement when filed will conform, to the Canadian Preliminary Supplement and the Canadian Final Supplement, as applicable, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. At each of the time of its effectiveness and as of the date hereof, the Registration Statement and any amendments or supplements thereto complied and will comply in all material respects with the requirements of the Securities Act and the Securities Act Regulations.

No part of the Registration Statement, when such part became effective, and with respect to any amendment or supplement thereto, no such part, as amended and supplemented as of the date of such amendment or supplement, contained or will contain an untrue statement of a material

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fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that the foregoing shall not apply to statements in or omissions made in reliance upon and in conformity with the Underwriter Information (as defined below). As of their respective dates, as of the date hereof and at the Closing Date, each of the U.S. Prospectus, the Canadian Prospectus or any amendment or supplement thereto (including any Supplementary Material), including each document incorporated therein by reference, did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the foregoing shall not apply to statements in or omissions made in reliance upon and in conformity with the Underwriter Information.

(b)    Incorporated Documents. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with the securities laws applicable in the Qualifying Provinces as interpreted and applied by the relevant Qualifying Authorities, and none of such documents when read together with the other information in the Canadian Prospectus, contained or will contain at the time of its filing and at the Closing Date any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement and the U.S. Final Supplement or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with any applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder (the “Exchange Act Regulations”), and, when read together with the other information in (A) the U.S. Shelf Prospectus at the time the Registration Statement became effective, (B) the Disclosure Package (as defined below) at the Initial Sale Time, and (C) the U.S. Final Supplement as of its date and at the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

As used in this subsection and elsewhere in this Agreement, “Disclosure Package” means the Preliminary Prospectuses, together with any Issuer Free Writing Prospectus, and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act Regulations (“Rule 433”), relating to the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

(c)    Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the offering of Securities under this Agreement or until any earlier date that the Company notified or notifies the Representatives

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as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict (except to the extent that such conflict is a modification of or supersedes previous information) with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict (except to the extent that such conflict is a modification of or supersedes previous information) with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses, the Company has promptly notified or will promptly notify the Representatives and has promptly amended or supplemented or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives expressly for use in the Disclosure Package or any of the Filed Documents (the “Underwriter Information”), it being understood that the only Underwriter Information consists of the third, seventh, eighth and eleventh paragraphs in the section entitled “Underwriting” in the Preliminary Prospectuses and the Final Prospectuses and, with respect to Desjardins Securities Inc. and Casgrain & Company Limited only, the information provided by such Underwriters and contained in the thirteenth paragraph in the section entitled “Underwriting” in the Final Prospectuses.

(d)    Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters’ distribution of the Securities, any offering material in connection with the offering and sale of the Securities other than the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus reviewed and consented to by the Representatives and listed on Annex I hereto or any electronic road show or other written communications reviewed and consented to by the Representatives and listed on Annex II hereto (each, a “Company Additional Written Communication”). Each such Company Additional Written Communication, when taken together with the Disclosure Package, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Company Additional Written Communication based upon and in conformity with the Underwriter Information.

(e)    Authorization of the Indenture. The Indenture has been duly qualified under the Trust Indenture Act of 1939 (the “Trust Indenture Act”), and is a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and complies with all applicable legal requirements under securities laws and corporate laws applicable in the Qualifying Provinces and the United States.

(f)    Authorization of the Notes. The Notes will, at their date of issue, be duly and validly issued pursuant to the Indenture and will constitute legal, valid and binding obligations of the Company enforceable in accordance with their terms and the terms of the Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

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(g)    The Underwriting Agreement. The Company has duly authorized, executed and delivered this Agreement.

(h)    Incorporation and Good Standing of the Company. The Company has been duly incorporated and is validly existing under the laws of Canada and has corporate power and authority to (i) own or lease its properties and carry on its business as it is now carried on and presently proposed to be conducted as is or will be described in the Preliminary Prospectus and the Prospectus, and (ii) execute, deliver and perform its obligations under each of this Agreement and the Indenture. The Company is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered and in good standing could not reasonably be expected, individually or in the aggregate, to have a material adverse effect in the financial condition, earnings, business or results of operations of the Company and its subsidiaries, considered as one entity (a “Material Adverse Effect”).

(i)    Incorporation and Good Standing of the Company’s Subsidiaries. Each of Bell Mobility Inc. and Bell Media Inc. (each, a “Subsidiary”) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has corporate power and authority to carry on its business as it is now carried on and presently proposed to be conducted as is or will be described in the Preliminary Prospectus and the Prospectus.

(j)    Company is not an Ineligible Issuer. (i) As of the earliest time after the filing of the Registration Statement that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Notes, and (ii) as of the Initial Sale Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405 of the Securities Act).

(k)    Compliance with Laws. The Company and its subsidiaries are in compliance with, and conduct their business in conformity with, all applicable U.S., Canadian and foreign federal, state, provincial and local laws, rules and regulations and all applicable ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body, the Toronto Stock Exchange and the New York Stock Exchange, except where the failure to be in compliance or conformity would not result in a Material Adverse Change (as defined below). The Company is a reporting issuer under the securities laws of Canada that recognizes the concept of reporting issuer, is not in default under the applicable Canadian securities legislation, and the respective rules, regulations and written and published policies thereunder, except where such default would not result in a Material Adverse Change and is not on the list of defaulting reporting issuers maintained by the Qualifying Authorities in each such Qualifying Province that maintains such a list; and the Company has not filed any confidential material change reports or other documents that have been filed on a confidential basis with the Qualifying Authorities that remain confidential at the date hereof.

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(l)    Absence of Further Requirements. No consent, approval, authorization, registration or qualification of any court or regulatory, administrative or other governmental body of Canada or any province of Canada or the United States or any individual state of the United States or under any statute, order, rule or regulation of any such regulatory, administrative or other governmental body, is required on the part of the Company in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Supplement, the U.S. Final Supplement, the Disclosure Package and the Registration Statement, except such as (1) have been made or obtained under the Securities Act, the applicable Canadian securities laws, and the Trust Indenture Act, (2) may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Disclosure Package, the Canadian Final Supplement and the U.S. Final Supplement and except for the filing with the Qualifying Authorities of this Agreement and any other supporting documents to be filed with the Canadian Final Supplement pursuant to the Shelf Procedures.

(m)    Non-Contravention. Neither the creation nor the issue of the Securities, nor the sale thereof in accordance with this Agreement, conflict with, result in a breach of, or constitute a default under the terms of (i) the articles or by-laws of the Company, or (ii) any indenture or other agreement or instrument to which the Company is a party, except for covenants contained in certain indentures and other agreements to which the Company is a party that may restrict the creation, issue and/or sale of debt securities (or other indebtedness) if certain debt incurrence or maintenance tests are not satisfied, or (iii) any order, rule or regulation applicable to the Company of any Canadian federal or provincial administrative agency or governmental body, except as in the case of (ii) and (iii) would not result in a Material Adverse Effect.

(n)    Description of the Securities and the Indenture. The Securities and the Indenture conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectuses.

(o)    No Material Actions or Proceedings. Except as disclosed in the Final Prospectuses and the Disclosure Package, there are no legal or governmental proceedings known to be pending to which the Company or any of its subsidiaries, is a party or to which any of the properties of the Company or any of its subsidiaries is subject, that are required under applicable securities laws to be described in the Final Prospectuses and the Disclosure Package.

(p)    No Material Adverse Change. Except as otherwise disclosed in the Disclosure Package, subsequent to the respective dates as of which information is given in the Disclosure Package, there has been no material adverse change in the financial condition, earnings, business or results of operations of the Company and its subsidiaries, considered as one entity (any such change is called a “Material Adverse Change”).

(q)    Financial Statements. The financial statements together with the related notes thereto included or incorporated by reference in each of the Registration Statement, the Canadian Prospectus, and the U.S. Prospectus, comply in all material respects with the applicable requirements of the securities laws applicable in the Qualifying Provinces and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial

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statements have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered thereby.

(r)    Independent Accountants. Deloitte LLP, who have expressed their opinion with respect to the Company’s audited financial statements incorporated by reference in the Canadian Final Supplement, the U.S. Final Supplement, the Disclosure Package and the Registration Statement, are independent public accountants as required by the Securities Act and the Exchange Act and are independent auditors as required by the Canada Business Corporations Act and the regulations thereunder, together applicable Canadian securities laws.

(s)    Capitalization. All the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable, and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer (except as may be set out in the documents of each Subsidiary) or any other claim of any third party, in each case, except (i) as otherwise described in the Registration Statement, the Canadian Prospectus, and the U.S. Prospectus or (ii) as would not result in a Material Adverse Change.

(t)    No Stabilization. The Company and the Guarantor have not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(u)    Company Not an Investment Company. The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Company is not, nor will be, after receipt of payment for the Securities and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Disclosure Package and the Final Prospectuses, required to register as an “investment company” within the meaning of the Investment Company Act.

(v)    No Unlawful Contributions or Other Payments. None of the Company or any of its subsidiaries or, to the Company’s knowledge, any director, officer, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or other applicable anti-corruption law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the CFPOA or other applicable anti-corruption law and the Company and its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA, the CFPOA and other applicable anti-corruption law and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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(w)    No Conflict with Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime Money (Money Laundering) Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(x)    No Conflict with OFAC Laws. None of the Company or any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Financial Transactions Reports Analysis Centre of Canada or other relevant sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(y)    Disclosure Controls and Procedures. The Company maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the securities laws of the Qualifying Provinces and the Exchange Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures have been evaluated for effectiveness as required by Rule 13a-15 of the Exchange Act.

The certificate required under Section 7(g) signed by an officer of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters set forth therein.

Section 2.    Representations and Warranties of the Guarantor. The Guarantor hereby represents, warrants and covenants to each Underwriter as of the Initial Sale Time and as of the Closing Date, as follows:

(a)    Incorporated Documents. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with the securities laws applicable in the Qualifying Provinces as interpreted and applied by the relevant Qualifying Authorities, and none of such documents when read together with the other information in the Canadian Prospectus,

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contained or will contain at the time of its filing and at the Closing Date any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Shelf Prospectus, the U.S. Preliminary Supplement and the U.S. Final Supplement or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the Exchange Act Regulations, and, when read together with the other information in (A) the U.S. Shelf Prospectus at the time the Registration Statement became effective, (B) the Disclosure Package at the Initial Sale Time, and (C) the U.S. Final Supplement as of its date and at the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b)    The Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Guarantor.

(c)    Authorization of the Indenture. The Indenture has been duly authorized, executed and delivered by the Guarantor.

(d)    The Guarantee. The Guarantee of the Notes constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms and the terms of the Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e)    Incorporation of the Guarantor. The Guarantor has been incorporated and is existing under the laws of Canada, has not been dissolved and has the corporate power and capacity to (i) carry on its business as it is now being conducted, (ii) own or lease its material properties and assets, and (iii) execute, deliver and perform its obligations under each of this Agreement and the Indenture.

(f)    Compliance with Laws. The Guarantor is a reporting issuer under the securities laws of the Qualifying Provinces of Canada that recognize the concept of reporting issuer, is not in default under the applicable Canadian securities legislation, and the respective rules, regulations and written and published policies thereunder, except where such default would not result in a Material Adverse Change and is not on the list of defaulting reporting issuers maintained by the Qualifying Authorities in each such Qualifying Province that maintains such a list; and the Gompany has not filed any confidential material change reports or other documents that have been filed on a confidential basis with the Qualifying Authorities that remain confidential at the date hereof.

(g)    Non-Contravention. Neither the creation nor the issue of the Guarantee, nor the sale of the Securities in accordance with this Agreement, conflict with, result in a breach of, or constitute a default under the terms of (i) the articles or by-laws of the Guarantor, or (ii) any

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indenture or other agreement or instrument to which the Guarantor is a party, except for covenants contained in certain indentures and other agreements to which the Guarantor is a party that may restrict the creation, issue and/or sale of debt securities (or other indebtedness) if certain debt incurrence or maintenance tests are not satisfied, or (iii) any order, rule or regulation applicable to the Guarantor of any Canadian federal or provincial administrative agency or governmental body, except as in the case of (ii) and (iii) would not result in a Material Adverse Effect.

(h)    No Material Actions or Proceedings. Except as disclosed in the Final Prospectuses and the Disclosure Package, there are no legal or governmental proceedings known to be pending to which the Guarantor or any of its subsidiaries, is a party or to which any of the properties of the Guarantor or any of its subsidiaries is subject, that are required under applicable securities laws to be described in the Final Prospectuses and the Disclosure Package.

(i)    Guarantor Not an Investment Company. The Guarantor has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Guarantor is not, nor will be, after receipt of payment for the Securities and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Disclosure Package and the Final Prospectuses, required to register as an “investment company” within the meaning of the Investment Company Act.

Section 3.    Representations and Warranties of the Underwriters. Each Underwriter hereby represents, warrants and covenants, in each case severally, to the Company and the Guarantor as of the date hereof, as of the Initial Sale Time and as of the Closing Date, as follows:

(a)    Canadian Securities Laws. It will not, and will ensure that its affiliates do not, offer for sale, solicit offers to purchase, sell or carry out any act in connection with the sale of, Securities, in Canada or to or for the account of Canadian resident investors.

(b)    Free Writing Prospectus. Each Underwriter represents and warrants to, and agrees with, the Company, the Guarantor and each other Underwriter that it has not made, and will not make, any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Exchange Act) without the Company’s written consent.

Section 4.    Purchase, Sale and Delivery of the Securities.

(a)    The Securities. The Company agrees to issue and sell to the several Underwriters, severally and not jointly, all of the Securities upon the terms herein set forth. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Underwriters agree, severally and not jointly, to purchase from the Company the aggregate principal amount of Securities set forth opposite their names on Schedule A at a purchase price of 97.893% of the principal amount of the Securities, plus accrued interest from and including March 29, 2018 to but excluding the Closing Date, payable on the Closing Date.

(b)    The Closing Date. Delivery of certificates for the Notes in global form to be purchased by the Underwriters and payment therefor shall be made at the offices of Shearman &

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Sterling LLP at 599 Lexington Avenue, New York, New York 10022-6069 (or such other place as may be agreed to by the Company and the Representatives) at 9:00 a.m., New York City time, on September 14, 2018, or such other time and date as the Underwriters and the Company shall mutually agree (the time and date of such closing are called the “Closing Date”).

(c)    Public Offering of the Securities. The Representatives hereby advise the Company that the Underwriters intend to offer for sale to the public, as described in the Disclosure Package and the Final Prospectuses, their respective portions of the Securities as soon after the date and time of the execution of this Agreement as the Representatives, in their sole judgment, have determined is advisable and practicable. All sales of Securities in the United States shall only be made to institutions that satisfy applicable state securities registration exemptions.

(d)    Payment for the Securities. Payment for the Securities shall be made at the Closing Date by wire transfer of immediately available funds to the order of the Company.

The Representatives represent to the Company that they have been authorized, for their own accounts and for the accounts of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Securities that the Underwriters have agreed to purchase. The Representatives may (but shall not be obligated to) make payment for any Securities to be purchased by any Underwriter whose funds shall not have been received by the Representatives by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(e)    Delivery of the Notes. The Company shall, upon receipt of a wire transfer of immediately available funds for the amount of the purchase price therefor, deliver or cause to be delivered to the Representatives, for the accounts of the several Underwriters, certificates for the Notes at the Closing Date. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 5.    Covenants of the Company and Guarantor. The Company and the Guarantor covenant and agree with each Underwriter as follows:

(a)    Compliance with Securities Regulations and Commission Requests. The Company and Guarantor agree (i) to make no amendment or supplement (other than an amendment or supplement as a result of the Company’s or the Guarantor’s filing of a report under the Exchange Act) to the Registration Statement, the Final Prospectuses or the Disclosure Package after the date on which any Underwriter has agreed to purchase or solicit offers to purchase Securities in the United States and prior to the Closing Date without the consent of the Underwriters, such consent not to be unreasonably withheld; (ii) to prepare the Disclosure Package or Final Prospectuses in a form previously approved by the Underwriters, acting reasonably, and to file the Final Prospectuses pursuant to the Securities Act and the applicable Canadian securities laws within the time required by such rule; (iii) to make no amendment or supplement to the Registration Statement or the Final Prospectuses (other than an amendment or supplement as a result of filings by the Company or the Guarantor under the Exchange Act and other than the filing of prospectuses, preliminary prospectuses, preliminary prospectus supplements, free-writing prospectuses and other documents pursuant to Rule 433 under the Securities Act relating to securities other than the Securities purchased through or by such Underwriters), at any other time prior to having afforded

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each Underwriter a reasonable opportunity to review it; and (iv) to file promptly all other material required to be filed by the Company with the Qualifying Authorities or with the Commission pursuant to Rule 433(d) under the Securities Act; to file promptly all reports or information statements required to be filed by the Company or the Guarantor with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise such Underwriters, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Final Prospectuses has been filed, or transmitted for filing to, the Qualifying Authorities or the Commission in connection with the offering or sale of the Securities, of the issuance by the Qualifying Authorities or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Disclosure Package or the Final Prospectuses or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any such prospectus or suspending any such qualification, to use promptly its commercially reasonable efforts to obtain its withdrawal.

(b)    Delivery of Prospectuses. The Company will deliver to each Underwriter, without charge, electronic copies in “.pdf” format of the Preliminary Prospectuses, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Preliminary Prospectuses and the Final Prospectuses and any amendments or supplements thereto furnished to the Underwriters will be identical to any electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(c)    Continued Compliance with Securities Laws. The Company and Guarantor will comply with the Securities Act and the Exchange Act so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Registration Statement, the Disclosure Package and the Final Prospectuses. If, at any time when a prospectus relating to the Securities (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event occurs as a result of which the Final Prospectuses or the Disclosure Package, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Final Prospectuses or the Disclosure Package to comply with the Securities Act and Exchange Act and the requirements of any Qualifying Authority, the Company and the Guarantor promptly will (i) notify the Underwriters of such event, (ii) prepare and file with the Commission, subject to Section 5(a), an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any supplement to the Final Prospectuses or the Disclosure Package to the Underwriters in such quantities as they may reasonably request to effect such delivery. Notwithstanding the foregoing, in no event shall the Company or the Guarantor be required to qualify to transact business or to take any action that would subject it to general service of process in any jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign business.

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(d)    Use of Proceeds. The Company and the Guarantor shall apply the net proceeds from the sale of the Securities sold by it in the manner described under the caption “Use of Proceeds” in the Preliminary Prospectuses and the Final Prospectuses.

(e)    Depositary. The Company will cooperate with the Underwriters and use its reasonable best efforts to permit the Securities to be eligible for clearance and settlement through the facilities of the Depositary.

(f)    Periodic Reporting Obligations. The Guarantor shall timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its security holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(g)    Agreement Not to Offer or Sell Additional Securities. During the period commencing on the date hereof and ending on the Closing Date, the Company will not, without the prior written consent of the Representatives (which consent may be withheld at the sole discretion of the Representatives), directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any U.S. dollar-denominated debt securities of the Company similar to the Securities or securities exchangeable for or convertible into U.S. dollar-denominated debt securities similar to the Securities (other than as contemplated by this Agreement with respect to the Securities).

(h)    Final Term Sheet. The Company will prepare a final term sheet containing only a description of the Securities, in a form approved by the Underwriters and attached as Exhibit D hereto, and will file such term sheet pursuant to Rule 433(d) under the Securities Act within the time required by such rule (such term sheet, the “Final Term Sheet”). Any such Final Term Sheet is an Issuer Free Writing Prospectus for purposes of this Agreement and is not intended for, nor shall be distributed to, any Canadian potential investors or otherwise in Canada.

(i)    Permitted Free Writing Prospectuses. The Company represents that it has not made, and agrees that unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act required to be filed with the Commission; provided that the prior written consent of the Representatives hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus included in Exhibit D hereto; and consents to the use by any Underwriter of a free writing prospectus that (a) is not an Issuer Free Writing Prospectus, or (b) contains only (i) information describing the preliminary terms of the Securities or their offering, (ii) information permitted by Rule 134 under the Securities Act or (iii) information that describes the final terms of the Securities or their offering and that is included in the Disclosure Package; provided that each Underwriter severally covenants with the Company not to take any action without the Company’s consent (which consent shall not be unreasonably withheld and shall be confirmed in writing) that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act, or with the Qualifying Authorities, a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

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(j)    No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Securities.

The Representatives, on behalf of the several Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance and each such waiver shall constitute evidence of their authority to do so on behalf of the other Underwriters.

Section 6.    Payment of Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Securities (including all printing and engraving costs), (ii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Securities, (iii) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors to the Company, (iv) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), each Issuer Free Writing Prospectus, the Preliminary Prospectuses and the Final Prospectuses, and all amendments and supplements thereto, and this Agreement, the Indenture and the Securities, (v) the fees and expenses of the Trustee, including the reasonable fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (vi) any fees payable in connection with the rating of the Securities with the ratings agencies, (vii) all fees and expenses (including reasonable fees and expenses of counsel) of the Company in connection with approval of the Securities by the Depositary for “book-entry” transfer, and (viii) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Section. Except as provided in Sections 8, 10 and 11 hereof, the Underwriters shall pay their own expenses, including, without limitation, the fees and disbursements of their counsel, the cost of advertising by the Underwriters and travel and hotel expenses.

Section 7.    Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Securities as provided herein on the Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 1 hereof as of the date hereof, as of the Initial Sale Time, and as of the Closing Date as though then made and to the timely performance by the Company of its covenants and other obligations hereunder, and to each of the following additional conditions:

(a)    Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued under the Securities Act and no proceedings for that purpose shall have been instituted or be pending or threatened by the Commission, and the Company shall not have received from the Commission any notice objecting to use of the registration statement form. The Preliminary Prospectus and the Final Prospectus shall have been filed with the Commission in accordance with General Instruction II.L. of Form F-10.

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(b)    Accountants’ Comfort Letter. On the date hereof, the Representatives shall have received from Deloitte LLP, independent registered chartered professional accountants for the Company, a letter dated the date hereof addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement, the Preliminary Prospectuses and the Final Prospectuses, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the date hereof.

(c)    Bring-down Comfort Letter. On the Closing Date, the Representatives shall have received from Deloitte LLP, independent registered chartered professional accountants for the Company, a letter dated such date, in form and substance reasonably satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to subsection b) of this Section 7, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date.

(d)    No Material Adverse Change or Ratings Agency Change. For the period from and after the date of this Agreement and prior to the Closing Date:

(i)    in the judgment of the Representatives there has been no Material Adverse Change, or any developments that could reasonably be expected to result in a Material Adverse Change; and

(ii)    there shall not have occurred any downgrading in or withdrawal of, nor shall any notice have been given of any intended or potential downgrading or withdrawal or of any review for a possible change that does not indicate the direction of the possible change of, the rating accorded the senior unsecured debt securities of the Company or the Guarantor by Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc.

(e)    Opinion of Counsel for the Company. On the Closing Date, the Representatives shall have received the opinion of Sullivan & Cromwell LLP, U.S. counsel for the Company, dated the Closing Date, the form of which is attached as Exhibit A. On the Closing Date, the Representatives shall have received the opinion of Stikeman Elliott LLP, Canadian counsel for the Company, dated the Closing Date, the form of which is attached as Exhibit B. On the Closing Date, the Representatives shall have received the opinion of Mr. Michel Lalande, Senior Vice-President - General Counsel and Corporate Secretary of the Company, or such other person who may occupy a similar position during the term of this Agreement, dated the Closing Date, the form of which is attached as Exhibit C.

(f)    Opinion of Counsel for the Underwriters. On the Closing Date, the Representatives shall have received the opinion of Shearman & Sterling LLP, U.S. counsel for the Underwriters, dated the Closing Date, with respect to such matters as may be reasonably requested by the Underwriters. On the Closing Date, the Representatives shall have received the opinion of McCarthy Tétrault LLP, Canadian counsel for the Underwriters, dated the Closing Date.

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(g)    Officers’ Certificate. On the Closing Date, the Representative shall have received certificates dated the Closing Date signed on each of the Company’s and Guarantor’s behalf by any one of the Chief Executive Officer, the Chief Financial Officer or the Treasurer of the Company and Guarantor, respectively, or such other officer of the Company or Guarantor, respectively, as may be acceptable to the Underwriters, addressed to the Underwriters to the effect that to the best of the knowledge and belief of the person so signing, without personal liability, after having made due inquiry:

(i)    since the date of the Disclosure Package:

(x)    there has not been any Material Adverse Change;

(y)    there have been no transactions entered into by the Company, the Guarantor or any of their respective subsidiaries out of the ordinary course of business which are material to the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole; and

(z)    to the knowledge of the Company and the Guarantor there are no actions, suits or proceedings pending or threatened against or affecting the Company, the Guarantor or any of their respective subsidiaries at law or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially and adversely affect the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole;

(ii)    the Company, the Guarantor and their respective subsidiaries have no contingent liabilities other than in the ordinary course of business which are material to the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole and which are not disclosed in the Disclosure Package or the Final Prospectuses or in the documents supplied to or filed with the Qualifying Authorities and the Commission deemed to be incorporated by reference in the Final Prospectuses, each as amended or supplemented;

(iii)    no default exists under any trust instrument or agreement securing or otherwise relating to the indebtedness of the Company, the Guarantor and any of their respective subsidiaries which is material to the Company, the Guarantor and their respective subsidiaries on a consolidated basis and taken as a whole; and

(iv)    the representations and warranties of the Company and the Guarantor as of the date of the Disclosure Package to an Underwriter are, to the extent applicable, true and correct as of the Closing Date.

If any condition specified in this Section 7 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representatives by notice to the Company at any time on or prior to the Closing Date, which termination shall be without liability on the part of any party to any other party, except that Sections 6, 8, 10, 11 and 19 shall at all times be effective and shall survive such termination.

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Section 8.    Reimbursement of Underwriters’ Expenses. If this Agreement is terminated by the Representatives pursuant to Section 7 or Section 13(i) (in the case of the Guarantor’s securities), or if the sale to the Underwriters of the Securities on the Closing Date is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Representatives and the other Underwriters or such Underwriters as have terminated this Agreement with respect to themselves, severally, upon demand for all out-of-pocket expenses (approved in writing by the Representatives in the case of the other Underwriters) that shall have been reasonably incurred by the Representatives and the Underwriters in connection with the proposed purchase and the offering and sale of the Securities, including but not limited to fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges.

Section 9.    Effectiveness of this Agreement. This Agreement shall not become effective until the execution of this Agreement by the parties hereto.

Section 10.    Indemnification.

(a)    Indemnification of the Underwriters. The Company shall indemnify and save each Underwriter, and each Underwriter’s directors, officers, employees, agents, affiliates and controlling persons (each an “Indemnified Person”), harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages (other than consequential damages) and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)    any untrue statement or alleged untrue statement of a material fact (except an untrue statement which is based upon and in conformity with the Underwriter Information) contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in the Disclosure Package, Preliminary Prospectuses or Final Prospectuses (or, in each case, any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)    any order made or any inquiry, investigation or other proceeding commenced or threatened by any one or more securities commissions (not based upon the activities or the alleged activities of the Underwriters or their banking or selling group members, if any) based upon any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon and in conformity with the Underwriter Information) contained in the Registration Statement, the Disclosure Package, Preliminary Prospectuses or Final Prospectuses (or, in each case, any amendment or supplement thereto), including the documents incorporated therein by reference, preventing or restricting the trading or distribution of the Securities in the United States; or

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(iii)    the Company not complying with any requirement under the securities laws in connection with the distribution of the Securities in the United States.

Each Underwriter shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity hereunder.

(b)    Indemnification of the Company, its Directors and Officers. Each Underwriter shall indemnify and save each of the Company and its directors, officers, employees, agents and controlling persons harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages (other than consequential damages) and expenses which it may suffer, but only with reference to the Underwriter Information.

(c)    Notifications, Settlements and Other Indemnification Procedures. If any claim contemplated by the first paragraph of Section 10(a) shall be asserted against any Indemnified Person, such Indemnified Person shall notify the Company as soon as possible of the nature of such claim and the Company shall be entitled (but not required) to assume the defense of any suit brought to enforce such claim, provided however, that the defense shall be through legal counsel selected by the Company and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Company or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by the first paragraph of Section 10(a) if:

(i)    the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as the Company or that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Company (in which case the Company shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(ii)    the Company shall not have taken the defense of such proceedings and employed counsel within ten Business Days after notice of commencement of such proceedings; or

(iii)    the employment of such counsel has been authorized in writing by the Company in connection with the defense of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Company, provided that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

Section 11.    Contribution. If the indemnification provided for in Section 10(a) or (b) is for any reason unavailable to or insufficient to hold harmless an Indemnified Person in respect of any liabilities, claims, demands, losses, costs, damages or expenses referred to therein, then each

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indemnifying person shall contribute to the aggregate amount of such liabilities, claims, demands, losses, costs, damages or expenses incurred by such Indemnified Person, as incurred, (x) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities giving rise to such claim pursuant to this Agreement or (y) if the allocation provided by clause (x) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (x) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

(i)    The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from such offering of the Securities pursuant to this Agreement (before deducting expenses, but net of the total underwriting discount and commissions received by the Underwriters) received by the Company and the total underwriting discount and commissions received by the Underwriters.

(ii)    The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriter Information supplied by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(iii)    The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of liabilities, claims, demands, losses, costs, damages or expenses incurred by an Indemnified Person and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Person in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

(iv)    Notwithstanding the provisions of this Section 11, no Underwriter shall be required to contribute any amount in excess of the amount by which (i) the total price at which the Securities purchased by such Underwriter and distributed to the public were offered to the public exceeds (ii) the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

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(v)    No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(vi)    For purposes of this Section 11, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company under the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section are in proportion to the principal amount of Securities set forth opposite their respective names in any applicable underwriting agreement jointly and not solidary.

Section 12.    Default of One or More of the Several Underwriters. If, on the Closing Date, any one or more of the several Underwriters shall fail or refuse to purchase Securities that it or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities, which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated, severally, in the proportions that the aggregate principal amounts of such Securities set forth opposite their respective names on Schedule A bear to the aggregate principal amount of such Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representatives with the consent of the non-defaulting Underwriters, to purchase such Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase such Securities and the aggregate principal amount of such Securities with respect to which such default occurs exceeds 10% of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Securities are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party, other than such defaulting Underwriter, except that the provisions of Sections 6, 8, 10, 11 and 19 shall at all times be effective and shall survive such termination. In any such case, either the Representatives or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement, any Issuer Free Writing Prospectus, the Preliminary Prospectuses or the Final Prospectuses or any other documents or arrangements may be effected.

As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 12. Any action taken under this Section 12 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 13.    Termination of this Agreement. Prior to the Closing Date, this Agreement may be terminated by the Representatives by notice given to the Company if at any time (i) trading or quotation in any of the Guarantor’s securities shall have been suspended by the Commission,

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the New York Stock Exchange, or the Toronto Stock Exchange; or trading in securities generally on either the Nasdaq Stock Market, the Toronto Stock Exchange and the New York Stock Exchange shall have been suspended; or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission or the Financial Institution Regulatory Authority; (ii) a general banking moratorium shall have been declared by any federal or New York authorities; (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity involving the United States, or any change in the United States or international financial markets, or any substantial change or development in United States’ or international political, financial or economic conditions, as in the judgment of the Representatives is material and adverse and makes it impracticable to market the Securities in the manner and on the terms described in the Disclosure Package or the Final Prospectuses or to enforce contracts for the sale of securities, provided that the volatility of prices on the New York Stock Exchange, Toronto Stock Exchange, Nasdaq Stock Market and/or other international stock exchanges prior to the date of this Agreement shall not be grounds for termination under this Section 13(iii); or (iv) there shall have occurred a material disruption in securities settlement or clearance services. Any termination pursuant to this Section 13 shall be without liability of any party to any other party except as provided in Sections 6 and 8 hereof, and provided further that Sections 6, 8, 10, 11 and 19 shall survive such termination and remain in full force and effect.

Section 14.    No Fiduciary Duty. The Company and the Guarantor hereby acknowledge that the Underwriters are acting solely as the principal of the Company in connection with the purchase and sale of the Securities. The Company and the Guarantor further acknowledge that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a financial advisor, agent or fiduciary to the Company, the Guarantor or their respective affiliates, stockholders, creditors or employees or any other party in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Company and the Guarantor acknowledge that no Underwriter has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Company or the Guarantor with respect to the purchase and sale of the Securities pursuant to this Agreement or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Guarantor on other matters) and no Underwriter has any obligation to the Company or the Guarantor with respect to the offering contemplated hereby except the obligations set forth in this Agreement. The Company and the Guarantor hereby acknowledge that the several Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and that the several Underwriters have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship and the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company and the Guarantor have consulted their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the several Underwriters with respect to the subject matter hereof. The Company and the Guarantor hereby waive and release, to the fullest extent permitted by law, any claims that the Company or the Guarantor may have against the several Underwriters with respect to any breach or alleged breach of agency or fiduciary duty.

23

Section 15.    Representations and Indemnities to Survive Delivery. The respective indemnities, agreements, representations, warranties and other statements of the Company and the Guarantor, of their officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain operative and in full force and effect, regardless of any (i) investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the officers or employees of any Underwriter, or any person controlling the Underwriter, the Company, the Guarantor, the officers or employees of the Company and the Guarantor, or any person controlling the Company or the Guarantor, as the case may be or (ii) acceptance of the Securities and payment for them hereunder. Sections 10, 11, 15 and 19 will survive delivery of and payment for the Securities sold hereunder and any termination of this Agreement.

Section 16.    Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the Representatives:

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Fax: (646) 834-8133

Attn: Syndicate Registration

and

BMO Capital Markets Corp.

3 Times Square

25th Floor

New York, New York 10036

Fax: (212) 702-1135

Attn: US Syndicate

and

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Fax: (646) 291-1469

Attn: General Counsel

and

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

50 Rockefeller Plaza

NY1-050-12-01

New York, New York 10020

Fax: (646) 855-5958

Attn: High Grade Transaction Management/Legal

24

and

Scotia Capital (USA) Inc.

250 Vesey Street

New York, New York 10281

Fax: (212) 225-6550

Attn: Debt Capital Markets

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022-6069

Fax: (646) 848-7333

Attn: Richard B. Alsop

If to the Company or the Guarantor:

Bell Canada

1, Carrefour Alexander-Graham-Bell

Building A, 7th Floor

Verdun, Québec

Canada H3E 3B3

Fax: (514) 766-8161

Attn: Corporate Secretary

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Fax: (212) 291-9030

Attn: Donald R. Crawshaw

Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 17.    Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 12 hereof, and to the benefit of the directors, officers, employees, affiliates, agents and controlling persons referred to in Sections 10 and 11, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Securities as such from any of the Underwriters merely by reason of such purchase.

25

Section 18.    Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 19. (a) Governing Law Provisions. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE.

(b)    Consent to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States irrevocably appoints Puglisi & Associates as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

Section 19.    Trial by Jury. THE COMPANY AND THE GUARANTOR (EACH ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS AND AFFILIATES) AND EACH OF THE UNDERWRITERS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 20.    Research Analyst Independence. The Company and the Guarantor acknowledge that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company, the Guarantor, their subsidiaries and/or the offering of the Securities that differ from the views of their respective investment banking divisions. The Company and the Guarantor hereby waive and release, to the fullest extent permitted by law, any claims that the Company or the Guarantor may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company and the Guarantor by such Underwriters’ investment banking divisions. The Company

26

and the Guarantor acknowledge that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

Section 21.    General Provisions. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 10 and the contribution provisions of Section 11, and is fully informed regarding said provisions.

[Signature Page Follows]

27

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

BELL CANADA

By:	/s/ Curtis Millen
	Name:	Curtis Millen
	Title:	Senior Vice-President, Corporate Strategy and Treasurer

BCE INC., as Guarantor

By:	/s/ Curtis Millen
	Name:	Curtis Millen
	Title:	Senior Vice-President, Corporate Strategy and Treasurer

[Bell Canada – Signature Page to Underwriting Agreement]

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Representatives as of the date first above written.

BARCLAYS CAPITAL INC.

BMO CAPITAL MARKETS CORP.

CITIGROUP GLOBAL MARKETS INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH

 INCORPORATED

SCOTIA CAPITAL (USA) INC.

Acting as Representatives of the several Underwriters

named in the attached Schedule A.

BARCLAYS CAPITAL INC.

By:	/s/ E. Pete Contrucci III
Name: E. Pete Contrucci III
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam D. Bordner
Name: Adam D. Bordner
Title: Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Keith Harman
Name: Keith Harman
Title: Managing Director

SCOTIA CAPITAL (USA) INC.

By:	/s/ Paul McKeown
Name: Paul McKeown
Title: Managing Director & Head

[Bell Canada – Signature Page to Underwriting Agreement]

SCHEDULE A

Underwriters	Aggregate Principal Amount of Notes to be Purchased
Barclays Capital Inc.	US$	48,000,000
BMO Capital Markets Corp.		48,000,000
Citigroup Global Markets Inc.		48,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		48,000,000
Scotia Capital (USA) Inc.		48,000,000
CIBC World Markets Corp.		24,000,000
Desjardins Securities Inc.		24,000,000
National Bank of Canada Financial Inc.		24,000,000
RBC Capital Markets, LLC		24,000,000
TD Securities (USA) LLC		24,000,000
J.P. Morgan Securities LLC		12,000,000
Mizuho Securities USA LLC		12,000,000
SMBC Nikko Securities America, Inc.		12,000,000
Casgrain & Company Limited		4,000,000

Total	US$	400,000,000

Schedule A

ANNEX I

ISSUER FREE WRITING PROSPECTUSES

Final Term Sheet dated September 11, 2018

Annex I

ANNEX II

COMPANY ADDITIONAL WRITTEN COMMUNICATION

None.

Annex II

EXHIBIT A

FORM OF OPINION OF SULLIVAN & CROMWELL LLP

[●], 2018

[●].

As Representatives of the several Underwriters.

Ladies and Gentlemen:

In connection with the several purchases today by you and the other Underwriters named in Schedule I to the Underwriting Agreement, dated [●], 2018 (the “Underwriting Agreement”), among Bell Canada (the “Company”), a Canadian corporation, BCE Inc. (the “Guarantor”), a Canadian corporation, and you, as Representatives of the several Underwriters named therein (the “Underwriters”), of US$[●] aggregate principal amount of the Company’s 4.464% Series US-1 Notes, due 2048 (the “Securities”) subject to an unconditional guarantee as to payment of principal, interest and other payment obligations (the “Guarantee”) by the Guarantor issued pursuant to the Indenture, dated as of September 12, 2016 (the “Indenture”), by and among the Company, the Guarantor and The Bank of New York Mellon, as Trustee (the “Trustee”), we, as United States counsel to the Company and the Guarantor, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is our opinion that:

(1)     Assuming the Underwriting Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor insofar as the laws of Canada and Québec are concerned, the Underwriting Agreement has been duly executed and delivered by each of the Company and the Guarantor.

(2)     All regulatory consents, authorizations, approvals and filings required to be obtained or made by each of the Company and the Guarantor under the Covered Laws for the issuance, sale and delivery of the Securities by the Company and the Guarantee by the Guarantor to you, and the performance by each of the Company and the Guarantor of their respective obligations thereunder have been obtained or made.

(3)    The execution and delivery by the Company of the Securities, Indenture and Underwriting Agreement (the “Company Documents”), the execution and delivery by the Guarantor of the Guarantee, Indenture and Underwriting Agreement (the “Guarantor Documents”), the performance by the Company of its obligations under the Company Documents, and the performance by the Guarantor of its obligations under the Guarantor Documents, will not violate any Covered Laws.

A-1

(4)     Assuming that the Indenture has been duly authorized, executed and delivered by each of the Company and the Guarantor insofar as the laws of Canada and Québec are concerned, the Indenture has been duly executed and delivered by each of the Company and the Guarantor and duly qualified under the Trust Indenture Act of 1939 and constitutes a valid and legally binding obligation of each of the Company and the Guarantor enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(5)     Assuming the Securities have been duly authorized, executed, issued and delivered by the Company insofar as the laws of Canada and Québec are concerned, the Securities have been duly executed, authenticated, issued and delivered by the Company and constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(6)     Assuming the Guarantee has been duly authorized, executed, issued and delivered by the Guarantor insofar as the laws of Canada and Québec are concerned, the Guarantee has been duly executed, authenticated, issued and delivered by the Guarantor and constitutes a valid and legally binding obligation of the Guarantor enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(7)     The Company is not and, after giving effect for the offering and sale of the Securities and the application of the proceeds thereof as described in the prospectus dated March 20, 2018 as supplemented by the prospectus supplement dated [●], 2018, would not be on the date hereof an “investment company” as defined in the Investment Company Act of 1940, as amended.

We are expressing no opinion in paragraphs (2) and (3) above, insofar as performance by the Company of its obligations under the Company Documents and by the Guarantor of its obligations under the Guarantor Documents are concerned, as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights. Also, for purposes of the opinions in paragraphs (2) and (3) above, “Covered Laws” means the Federal laws of the United States and the laws of the State of New York (including the published rules or regulations thereunder) that in our experience normally are applicable to general business corporations and transactions such as those contemplated by the Indenture, Underwriting Agreement, the Securities or the Guarantee; provided, however, that such term does not include Federal or state securities laws, antifraud laws or fraudulent transfer laws, tax laws, the Employee Retirement Income Security Act of 1974, antitrust laws or any law that is applicable to the Company, the Guarantor, the Indenture, the Underwriting Agreement, the Securities, the Guarantee or the transactions contemplated thereby solely as part of a regulatory regime applicable to the Company, the Guarantor or their affiliates due to their status, business or assets.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to the laws of Canada and Québec, we understand that you are relying upon the opinions, dated the date hereof, of Michel Lalande, Senior Vice President – General Counsel and Corporate Secretary of the Company and the Guarantor, and Stikeman Elliott LLP delivered to you pursuant to the Underwriting Agreement, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinions.

We have also relied as to certain matters upon information obtained from public officials, officers of the Company and the Guarantor and other sources believed by us to be responsible, and we have assumed that the Underwriting Agreement has been duly authorized, executed and delivered by you, that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimen thereof examined by us, that the Trustee’s certificates of authentication of the Securities and the Guarantee has been manually signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

This letter is furnished by us, as United States counsel to the Company and the Guarantor, to you, as Representatives of the Underwriters, solely for the benefit of the Underwriters in their capacity as such, and may not be relied upon by any other person. This letter may not be quoted, referred to or furnished to any purchaser or prospective purchaser of the Securities and may not be used in furtherance of any offer or sale of the Securities.

Very truly yours,

[●], 2018

[●].

As Representatives of the several Underwriters listed on Annex A hereto.

Ladies and Gentlemen:

This is with reference to the registration under the Securities Act of 1933 (the “Securities Act”) and offering of US$[●] aggregate principal amount of 4.464% Series US-1 Notes, due 2048 (the “Securities”) of Bell Canada (the “Company”) and of the related guarantee (the “Guarantee”) thereof by BCE Inc. (the “Guarantor”).

The six Registration Statements relating to the Securities (File Nos. 333-223660, 333-213603, 333-199993, 333-188525, 333-176092 and 333-11228) were filed on different dates in accordance with procedures of the Securities and Exchange Commission (the “Commission”) permitting a delayed or continuous offering of securities pursuant thereto and, if appropriate, a post-effective amendment, documents incorporated by reference therein or a prospectus supplement that provides information relating to the terms of the securities and the manner of their distribution. The Securities and Guarantee have been offered by the Prospectus, dated March 20, 2018 (the “Basic Prospectus”), as supplemented by the Prospectus Supplement, dated [●], 2018 (the “Prospectus Supplement”), which updates or supplements certain information contained in the Basic Prospectus. Pursuant to Rule 429 under the Securities Act, the most recent Registration Statement on Form F-10 (File No. 333-223660) is deemed to act as a post-effective amendment of the other Registration Statements, and the Basic Prospectus, which is contained in the most recent Registration Statement, may be used in connection with the securities covered by each of the Registration Statements. (Accordingly, references in this letter to the other Registration Statements mean such other Registration Statements as they are deemed to be amended by the most recent Registration Statement.) The Basic Prospectus, as supplemented by the Prospectus Supplement, does not necessarily contain a current description of the Company’s business and affairs since it provides information as of its date and, pursuant to Form F-10, it incorporates by reference certain documents filed with the Autorité des marchés financiers (the “AMF”) and filed with, or furnished to, the Commission that contain information as of various dates.

As United States counsel to the Company and the Guarantor, we reviewed the Registration Statements, the Basic Prospectus, the Prospectus Supplement and the documents listed on Schedule A (those documents listed on Schedule A, taken together with the Basic Prospectus, being referred to herein as the “Pricing Disclosure Package”), and participated in discussions with your representatives and those of the Company, the Guarantor, their accountants and their Canadian counsel. Between the date of the Prospectus Supplement and the time of delivery of this letter, we participated in further discussions with your representatives and those of the Company and the Guarantor and their accountants concerning certain matters relating to the Company and the Guarantor and reviewed certificates of certain officers of the Company and the Guarantor, a letter addressed to you from the Company’s and the Guarantor’s accountants, and the opinions addressed to you from the Company’s and the Guarantor’s internal and external Canadian counsel. On the basis of the information that we gained in the course of the performance of the services referred to above, considered in the light of our understanding of the applicable law (including the requirements of Form F-10 and the character of prospectus contemplated thereby) and the experience we have gained through our practice under the Securities Act, we confirm to you that, in our opinion, the most recent Registration Statement, as of the date of the Prospectus Supplement, and the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive, in all material respects relevant to the offering of the Securities, to the requirements of the Securities Act, the Trust Indenture Act of 1939 and the applicable rules and regulations of the Commission thereunder, provided, however, that we express no opinion on compliance as to form in respect of the documents incorporated by reference into the Basic Prospectus that, in accordance with the Multijurisdictional Disclosure System between Canada and the United States, are prepared in conformity with applicable Canadian requirements. Also, we confirm to you that the statements contained in the most recent Registration Statement, the Basic Prospectus and the Prospectus Supplement under the caption “Material United States Tax Considerations” insofar as they relate to provisions of United States Federal tax law therein described, under the captions “Description of the Debt Securities” in the Basic Prospectus and “Details of the Offered Notes” in the Prospectus Supplement insofar as they relate to provisions of the Securities, the Guarantee and the Indenture, dated as of September 12, 2016 (the “Indenture”), by and among the Company, the Guarantor and The Bank of New York Mellon (the “Trustee”) therein described under which the Securities and the Guarantee are issued, and under the caption “Underwriting” in the Prospectus Supplement insofar as they relate to provisions of the Underwriting Agreement dated [●], 2018, by and among the Company, the Underwriters and the Guarantor (the “Underwriting Agreement”), and insofar as relevant to the offering of the Securities, constitute a fair and accurate summary of such provisions in all material respects, subject to the exceptions and limitations set forth therein.

Further, nothing that came to our attention in the course of such review has caused us to believe that, insofar as relevant to the offering of the Securities,

(a)    the most recent Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading,

(b)    the Pricing Disclosure Package, as of [●] (New York City time) on [●], 2018, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or

(c)    the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

We also advise you that nothing that came to our attention in the course of the procedures described in the second sentence of the preceding paragraph has caused us to believe that the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the time of delivery of this letter, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such, however, that we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statements, the Basic Prospectus, the Prospectus Supplement or the Pricing Disclosure Package, except to the extent specifically noted in the last sentence of the second preceding paragraph. Also, we do not express any opinion or belief as to the financial statements or other financial data derived from accounting records contained in the Registration Statements, the Basic Prospectus, the Prospectus Supplement or the Pricing Disclosure Package, or as to management’s report of its assessment of the effectiveness of the Company’s internal control over financial reporting or the registered public accounting firm’s attestation report thereon, each as included in the Registration Statements, the Basic Prospectus, the Prospectus Supplement or the Pricing Disclosure Package, or as to the statement of the eligibility of the Trustee under the Indenture under which the Securities are being issued, or as to any statement of the Company or its Canadian counsel with respect to the laws of Canada and Québec, in each case, in the Registration Statement, in the Basic Prospectus, as supplemented by the Prospectus Supplement, or in the documents incorporated by reference therein.

In connection with the advice set forth in this letter, with your approval, we have assumed that (a) the principal jurisdiction in Canada designated by the Company in connection with the offering of the Securities is the Province of Québec, (b) the Basic Prospectus, as supplemented by the Prospectus Supplement, would be the entire disclosure document used to offer the Securities if the offering of the Securities were being made in the Province of Québec, other than disclosure applicable solely to Canadian offerees or purchasers that would not be material to offerees or purchasers in the United States, (c) the exhibits to the Registration Statement and the documents incorporated by reference in the Basic Prospectus are the only reports or information that in accordance with the requirements of Québec law must be made publicly available in connection with the offering of the Securities and (d) the Basic Prospectus, as supplemented by the Prospectus Supplement, was prepared in accordance with the disclosure requirements of the Province of Québec as interpreted and applied in accordance with the applicable securities laws of the Province of Québec as varied and amended by the AMF. In addition, with your approval, we are not expressing any opinion as to the responsiveness of the documents referred to above to the requirements of the laws of Canada and Québec. The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to the laws of Canada and Québec, we understand that you are relying upon the opinions, dated the date hereof, of Michel Lalande, Senior Vice President – General Counsel and Corporate Secretary of the Company and the Guarantor, and Stikeman Elliott LLP delivered to you pursuant to the Underwriting Agreement relating to the Securities and the Guarantee, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinions.

This letter is furnished by us, as United States counsel to the Company and the Guarantor, to you, as Representatives of the several Underwriters, solely for the benefit of the Underwriters in their capacity as such, and may not be relied upon by any other person. This letter may not be quoted, referred to or furnished to any purchaser or prospective purchaser of the Securities and may not be used in furtherance of any offer or sale of the Securities.

Very truly yours,

Schedule A

1.	Preliminary Prospectus Supplement, dated [●], 2018.

2.	Free Writing Prospectus, dated [●], 2018.

Annex A

A-1

EXHIBIT B

FORM OF OPINION OF STIKEMAN ELLIOTT LLP

September ●, 2018

●

●

●

●

●

As representatives of the several Underwriters named in Schedule A to the Underwriting Agreement referred to below

c/o ●

[address]

c/o ●

[address]

c/o ●

[address]

c/o ●

[address]

c/o ●

[address]

Re: Bell Canada – Offering of Series US-1 Notes due 2048 (Re-opening)

Dear Sirs/Ladies:

We have acted as Canadian counsel to Bell Canada, a Canadian corporation, and BCE Inc. (“BCE”), a Canadian corporation, in connection with the underwriting agreement dated September ●, 2018 (the “Underwriting Agreement”) among Bell Canada, BCE and you, as representatives of the several Underwriters named therein (the “Underwriters”), of US$● aggregate principal amount of Bell Canada’s 4.464% Series US-1 Notes, due 2048 (the “Notes”) subject to an unconditional guarantee as to payment of principal, interest and other payment obligations (together with the Notes, the “Securities”) by BCE issued pursuant to the indenture dated as of September 12, 2016 (the “Indenture”), by and among Bell Canada, BCE and the

Bank of New York Mellon, as trustee. The issuance of the Notes represents a re-opening of Bell Canada’s currently outstanding $750 million aggregate principal amount of 4.464% Series US-1 Notes due 2048 issued on March 29, 2018.

This opinion is being provided pursuant to Section 7(e) of the Underwriting Agreement. All capitalized terms used, and not otherwise defined herein, shall have the respective meanings ascribed thereto in the Underwriting Agreement.

In connection with the foregoing and for the purposes of the opinions hereinafter expressed, we have examined or caused to be examined originals, photocopies or facsimiles of such public records, certificates, instruments and various other documents and have considered such questions of law as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed.

In our examination of such documents, we have assumed the capacity of all individuals, the genuineness of all signatures and the authenticity of all documents submitted to us as originals of such documents and the conformity to original documents of all documents submitted to us as copies, certified copies or facsimiles thereof. We have also assumed that no services were rendered to Bell Canada in Canada by the Underwriters or any of their agents, of any nature whatsoever for purposes of the offering of the Securities.

The opinions hereinafter expressed are limited to matters governed by the laws of the Province of Québec and the federal laws of Canada applicable therein. As to all matters governed by the laws of the State of New York and the federal laws of the United States, our opinion is given in reliance, without independent investigation, upon the opinion of Sullivan & Cromwell LLP, United States counsel to Bell Canada and BCE, dated the date hereof and delivered to you pursuant to Section 7(e) of the Underwriting Agreement, and our opinion is subject to the qualifications set forth therein.

Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth in this opinion letter, we are of the opinion that:

(a)    All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, exemptions, permits and consents have been obtained on the part of Bell Canada under the securities laws of the Province of Québec to permit the Securities to be offered, sold and delivered as contemplated by the Underwriting Agreement and the Canadian Shelf Prospectus. No other authorization, approval, permit, consent, license, registration, filing, order, qualification, exemption or other requirement of any government, governmental instrumentality or court of the Province of Québec or of Canada is required for (A) the valid authorization, issuance, sale and delivery of Securities in the United States and (B) the execution and delivery of, and the performance by Bell Canada of its obligations under, the Underwriting Agreement, the Securities and the Indenture, except for those that have been obtained;

(b)

No stamp, registration, documentary or similar taxes and no income or withholding taxes are payable under the laws of Canada by, or on behalf of, the Underwriters in connection with (A) the issuance, sale and delivery by Bell Canada of the Securities to or for the respective accounts of the Underwriters, or (B) the sale and delivery outside Canada by the Underwriters of the Securities to the initial purchasers thereof in the manner contemplated in the Underwriting Agreement incorporated by reference therein; but in the case of clause (B), excluding any tax imposed in Canada as a result of the Underwriter being or having been a resident, citizen or domiciliary thereof, or being or having been engaged in business through a permanent establishment or office therein (other than as a result of the issuance, sale and delivery by Bell Canada to or for the respective accounts of the Underwriters of the Securities);

(c)

A court of competent jurisdiction in the Province of Québec (a “Québec Court”) would recognize the choice of laws of the State of New York as the proper law governing the Indenture, the Underwriting Agreement and the Securities and, in any action seeking to enforce the Indenture, the Underwriting Agreement or the Securities, would apply the internal laws of the State of New York (and not its rules governing conflict of laws) to all issues that under the laws applicable in the Province of Québec, are to be determined in accordance with the chosen law of the contract; provided that, (A) the laws of New York are proven as a matter of fact, to the extent different from the laws of the Province of Québec; (B) in matters of procedure the laws of the Province of Québec will be applied; (C) those rules of law in force in the Province of Québec which are applicable by reason of their particular object will be applied; (D) the provisions of the laws of the State of New York of a fiscal, expropriatory or penal nature will not be applied; (E) provisions of the laws of the State of New York will not be applied if the application would be manifestly inconsistent with public order as understood in international relations; (F) such choice of law is bona fide in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction; (G) a Québec Court will apply the rules of evidence of the jurisdiction whose laws are applicable to the merits of the dispute but will apply the rules of evidence of the Province of Québec where those rules are more favorable to the establishment of evidence; (H) in matters of real rights and their publication, a Québec Court will apply the laws of the place where the property is situated except that for real rights on property in transit, the law applied will be the law of the country of its place of destination; (I) in cases of emergency or serious inconvenience, a Québec Court may take such measures as it considers necessary for the protection of the person in the Province of Québec or property in the Province of Québec; and (J) if the laws of the State of New York invalidated the Indenture, the Underwriting Agreement or the Securities, a Québec Court would apply the law of the country with which the Indenture, the Underwriting Agreement or the Securities, as the case may be, was most closely connected, in view of its nature and the attendant circumstances. In addition, to the extent the validity of the Securities will be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein, we are of the opinion that the Securities are valid securities under the laws of the Province of Québec and the federal laws of Canada applicable therein. A Québec Court will retain discretion to decline to hear such action if it is contrary to public order for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are properly being brought elsewhere. The right to enforce the Indenture, the Underwriting Agreement or the Securities may be limited by bankruptcy, insolvency, arrangement and similar laws affecting creditors’ rights generally; and

(d)

The laws of the Province of Québec would permit an action to be brought before a Québec Court to recognize and enforce a judgment in personam of any New York Court for a sum of money assessed as damages in an action seeking to enforce the Indenture, the Underwriting Agreement or the Securities if (A) the New York Court rendering the judgment had jurisdiction over the judgment debtor, as determined under the relevant provisions of the laws of the Province of Québec; (B) the judgment is not subject to ordinary remedies (such as appeal or judicial review) and is final and enforceable in the State of New York; (C) the judgment was not rendered in contravention of the fundamental principles of procedure (such as notice of fair hearing, right to be heard, right to an independent and impartial tribunal and rules against bias); (D) there were no proceedings pending in the Province of Québec and no judgment rendered in the Province of Québec or in a third jurisdiction meeting the necessary conditions for recognition in the Province of Québec between the same parties, based on the same facts and having the same object; (E) the outcome of the judgment is not manifestly inconsistent with public order as understood in international relations; (F) the outcome of the judgment does not enforce obligations arising from the taxation laws of a foreign country, unless there is reciprocity, or arising from other laws of a public nature, such as penal or expropriation laws; and (G) the action to enforce the judgment is commenced in the Province of Québec within the applicable limitation period. However, if the judgment was rendered by default, the plaintiff must prove that the act of procedure initiating the proceedings was duly served on the defendant, and the Québec Court may refuse recognition or enforcement of the judgment if the defendant proves, that, owing to the circumstances, it was unable to learn of the act of procedure or it was not given sufficient time to offer its defense. In any action brought before a Québec Court, the defendant will only be permitted to argue that the conditions set out above were not met. In addition, pursuant to the Currency Act (Canada), a judgment rendered by a court in any province of Canada may only be awarded in Canadian currency. An amount in a foreign currency will be converted by a Québec Court into Canadian currency at the rate of exchange prevailing on the date the judgment became enforceable at the place it was rendered. Under Québec law, the determination of interest payable under a foreign decision is governed by the laws of the authority that rendered the decision until its conversion. Further, to be enforceable in the Province of Québec, a judgment shall not be contrary to any order made by the Attorney General of Canada under the Foreign-Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments, laws and directives having effect on competition in Canada. The right to enforce any foreign judgment may be limited by bankruptcy, insolvency, arrangement and similar laws affecting creditors’ rights generally.

No opinion is expressed herein as to the enforceability in accordance with the terms thereof of the Underwriting Agreement, the Securities or the Indenture.

The foregoing opinions are expressed solely for the benefit of those persons to whom they are addressed, in connection with the offering and sale of the Securities. They are not meant to be transmitted to any other person nor are they to be relied upon by any other persons or for any other purpose or referred to in any public document or filed with any governmental agency or other person without our prior express written consent.

Yours truly,

EXHIBIT C

FORM OF OPINION OF MICHEL LALANDE

September ●, 2018

●

●

●

●

As representatives of the several Underwriters named in Schedule A to the Underwriting Agreement referred to below

c/o ●

[address]

c/o ●

[address]

c/o ●

[address]

c/o ●

[address]

c/o ●

[address]

Re: Bell Canada – Offering of Series US-1 Notes due 2048 (Re-opening)

Dear Sirs/Mesdames:

I, Michel Lalande, am Senior Vice-President, General Counsel and Corporate Secretary of BCE Inc. (“BCE”) and Bell Canada and have acted as such in connection with the several purchases today by you and the other Underwriters named in Schedule A to the Underwriting Agreement, dated September ●, 2018 (the “Underwriting Agreement”), among Bell Canada, a Canadian corporation, BCE Inc. (“BCE”), a Canadian corporation, and you, as Representatives of the several Underwriters named therein (the “Underwriters”), of US$● aggregate principal amount of Bell Canada’s 4.464% Series US-1 Notes, due 2048 (the “Notes”) subject to an unconditional guarantee as to payment of principal, interest and other payment obligations (together with the Notes, the “Securities”) by BCE issued pursuant to the Indenture, dated September 12, 2016 (the “Indenture”), by and among Bell Canada, BCE and The Bank of New York Mellon, as Trustee (the “Trustee”). The Notes’ aggregate principal amount of US$● represented, on the pricing date of September ●, 2018, the Canadian dollar equivalent of Cdn. $● based on the Bank of Canada average daily rate, on such date, of US$1.00 = Cdn.$●. The issuance of the Notes constitutes a re-opening of Bell Canada’s currently outstanding US$750 million aggregate principal amount of 4.464% Series US-1 Notes due 2048 issued on March 29, 2018.

This opinion is being provided to you pursuant to Section 7(e) of the Underwriting Agreement. Capitalized terms used in this opinion letter, unless otherwise defined herein, shall have the meanings ascribed thereto in the Underwriting Agreement.

In connection with the opinions expressed below, I have examined the following documents:

a)

the Bell Canada Act of the Parliament of Canada, the Certificate and Articles of Amalgamation of Bell Canada dated April 1, 2017, the by-laws and certain administrative resolutions of and certificates relating to Bell Canada;

b)

the Certificate and Articles of Amalgamation of BCE dated August 1, 2004, the Certificate and Articles of Arrangement of BCE dated July 10, 2006, the Certificate and Articles of Amendment of BCE dated January 25, 2007, the Certificate and Articles of Amendment of BCE dated June 29, 2011 and the Certificate and Articles of Amendment of BCE dated September 22, 2014 (and November 11, 2014 relating to the French translation thereof), the by-laws and certain administrative resolutions and certificates relating to BCE;

c)

a certified copy of a resolution of the Board of Directors of Bell Canada (the “Bell Canada Board”) dated August 4, 2016 delegating to certain officers of Bell Canada the authority to approve the form and content of, and the execution of, the Indenture and amendments thereto;

d)

a certified copy of a resolution adopted by the Board of Directors of BCE (the “BCE Board”) on August 4, 2016 delegating to certain officers of BCE the authority to approve the form and content of, and the execution of, the Indenture and amendments thereto;

e)	a certified copy of a resolution adopted by the Bell Canada Board on December 7, 2017 authorizing and approving, inter alia:

(i) the form of the preliminary short form base shelf prospectus of Bell Canada subsequently filed on and dated March 14, 2018 (the “Preliminary Prospectus”) and the form of the final short form base shelf prospectus of Bell Canada subsequently filed on and dated March 20, 2018 (the “Final Prospectus”);

(ii) the form of the registration statement on Form F-10 of Bell Canada subsequently filed on and dated March 14, 2018 and amendments to such registration statement including the amended registration statement on Form F-10 of Bell Canada subsequently filed on and dated March 20, 2018 (collectively, the “Registration Statement”);

(iii) the delegation of certain powers to certain officers of Bell Canada for the purposes of the approval and filing of the final forms of the Preliminary Prospectus, Final Prospectus and Registration Statement; and

(iv) the entering into of the Underwriting Agreement.

f)

a certified copy of a resolution adopted by the BCE Board on December 7, 2017 authorizing and approving, inter alia, (i) the forms of the Preliminary Prospectus, Final Prospectus and Registration Statement and (ii) the entering into of the Underwriting Agreement;

g)	a certified copy of a resolution adopted by the Bell Canada Board on August 2, 2018 (the “August 2, 2018 Bell Resolution”), authorizing and approving, inter alia:

(i) the issue and sale by Bell Canada on or prior to December 31, 2018, pursuant to, and in accordance with, the terms and conditions of, the Final Prospectus, the Prospectus Supplement (as defined below) and the Indenture, of the equivalent in U.S. dollars, based on the applicable exchange rate at the time of the offering, of up to Cdn. $1.533 billion of Notes in one or more series;

(ii) the form of the prospectus supplement to the Final Prospectus pursuant to which the Notes have been issued (the “Prospectus Supplement”, and together with the Preliminary Prospectus and the Final Prospectus, the “Prospectus”); and

(iii) the appointment of the President and Chief Executive Officer, the Executive Vice-President and Chief Financing Officer and Senior Vice-President, Corporate Strategy and Treasurer of Bell Canada as Delegated Individuals and any two of them, acting jointly, to determine and approve the final terms and conditions of the Securities to be issued;

h)	a certified copy of a resolution adopted by the BCE Board on August 2, 2018 approving the form of the Prospectus Supplement;

i)

certificates of Authorized Persons of Bell Canada and BCE dated March 14, 2018 and March 20, 2018 approving, respectively, (i) the Preliminary Prospectus and the Registration Statement, and (ii) the Final Prospectus and Amendment No. 1 to the Registration Statement;

j)	the Prospectus and the documents incorporated therein by reference, all in the English and French versions, and the Registration Statement;

k)	the Underwriting Agreement;

l)	the Indenture and certificates evidencing the Securities; and

m)

the pricing supplement dated August 16, 2018 providing for the issue and sale on August 21, 2018, under the Final Prospectus and pursuant to the August 2, 2018 Bell Resolution, of Bell Canada’s 3.80% Debentures, Series M-48 in the aggregate principal amount of Cdn. $1,000,000,000.

I have further examined such corporate records, certificates and other documents and have made such other enquiries as I have considered necessary or appropriate for the purposes of the opinions hereinafter set forth. In such examinations, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic or original documents of all documents submitted to me as certified, conformed or photostatic copies or facsimiles thereof.

I am qualified to practice law only in the Province of Québec and the opinions herein expressed are based solely on, and are limited to matters governed by, the laws of the Province of Québec and the federal laws of Canada applicable therein. As to all matters governed by the laws of the State of New York and the federal laws of the United States, my opinion is given in reliance, without independent investigation, upon the opinion of Sullivan & Cromwell LLP, United States counsel to Bell Canada and BCE, dated the date hereof and delivered to you pursuant to Section 7(e) of the Underwriting Agreement, and my opinion is subject to the qualifications set forth therein.

Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth herein, I am of the opinion that:

1.

each of Bell Canada and BCE has been incorporated and is existing under the laws of Canada, has not been dissolved and has the corporate power and capacity to (i) carry on its business as it is now being conducted, (ii) own or lease its material properties and assets, and (iii) execute, deliver and perform its obligations under each of the Underwriting Agreement and the Indenture;

2.	each of Bell Canada and BCE is registered under an Act respecting the Legal Publicity of Enterprises (Québec) (the “Publicity Act”) and is not in default under the Publicity Act;

3.	each of the Underwriting Agreement, the Indenture and the Securities has been authorized, executed and delivered by each of Bell Canada and BCE;

4.

the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, the Prospectus Supplement and the Registration Statement, the execution of the Preliminary Prospectus, the Final Prospectus and the Registration Statement on behalf of Bell Canada and BCE, and the filing of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the Prospectus Supplement with the securities regulatory authorities of all the provinces of Canada and of the Prospectus Supplement and the Registration Statement in the United States have been approved and authorized by all necessary corporate action on behalf of Bell Canada and BCE, and the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the Registration Statement have been executed on behalf of Bell Canada and BCE; and

5.

neither the creation nor the issue of the Securities, nor the sale thereof in accordance with the Underwriting Agreement, conflict with, result in a breach of, or constitute a default under the terms of (i) the articles or the by-laws of each of Bell Canada and BCE, or (ii) any indenture or other agreement or instrument known to the undersigned and to which either of Bell Canada or BCE is a party, except that I express no opinion regarding compliance with the covenants contained in certain trust indentures and other agreements to which Bell Canada or BCE is a party that may restrict the creation, issue and/or sale of Debt Securities (or other indebtedness) if certain debt incurrence or maintenance tests are not satisfied.

This opinion is given as of the date hereof, and I express no opinion in connection with the foregoing consequent upon the amendment to or coming into force of any law, regulation, decree, order, ruling or administrative practice after the date hereof. I undertake no, and hereby expressly disclaim any, obligation to advise you of any change with respect to any of the matters set forth herein.

This opinion is intended solely for the use of the persons to whom it is addressed, and only in connection with the proposed offering and sale of the Securities. It is not to be transmitted to, nor is it to be relied upon by, any other person or for any other purpose, nor quoted from or referred to in any other document, without my prior written consent.

Yours truly,

Michel Lalande Senior Vice-President, General Counsel and Corporate Secretary BCE Inc. and Bell Canada

EXHIBIT D

BELL CANADA

FORM OF FINAL TERM SHEET

US$400,000,000 4.464% Series US-1 Notes due 2048

Pricing Term Sheet

September 11, 2018

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:

US$400,000,000 4.464% Series US-1 Notes due 2048 (the “Notes”)

The Notes are a further issuance of, will form a single series with and will be fully fungible with the Issuer’s outstanding US$750,000,000 4.464% Series US-1 Notes due 2048 that were issued on March 29, 2018 (the “Existing Notes”). Upon completion of this offering, the Issuer will have US$1,150,000,000 aggregate principal amount outstanding of 4.464% Series US-1 Notes due 2048.

Expected Ratings (Moody’s / S&P / DBRS):*	Baa1 / BBB+ / BBBH

Trade Date:	September 11, 2018

Settlement Date:	September 14, 2018 (T+3)

Principal Amount:	US$400,000,000

Maturity Date:	April 1, 2048

Benchmark Treasury:	3.125% due May 15, 2048

Benchmark Treasury Price / Yield:	100-03 / 3.120%

Spread to Benchmark Treasury:	+142 basis points

Yield to Maturity:	4.540%

Coupon:	4.464% per annum, accruing from March 29, 2018

Price to Public:	98.768% of principal amount, plus accrued interest from and including March 29, 2018, the date on which interest began accruing on the Existing Notes, to but excluding the settlement date, in the amount of US$8,184,000, assuming settlement occurs on September 14, 2018 as anticipated

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Interest Payment Dates:	April 1 and October 1 of each year, commencing October 1, 2018

Make-Whole Redemption:	Prior to October 1, 2047 (six months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the Notes are scheduled to mature on October 1, 2047) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:	On or after October 1, 2047 (six months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	0778FPAA7 / US0778FPAA77

Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc.

Senior Co-Managers:	CIBC World Markets Corp. Desjardins Securities Inc. National Bank of Canada Financial Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated March 20, 2018, and Preliminary Prospectus Supplement dated September 11, 2018

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Notes will be made to investors on or about September 14, 2018 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”).

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Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BMO Capital Markets Corp. toll-free at (866) 864-7760, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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